UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

Amendment No. 1

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

WOLFSPEED, INC.

(Name of Applicant)*

4600 Silicon Drive

Durham, North Carolina 27703

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
2.5% Convertible Second Lien Senior Secured Notes due 2031	$331,375,000 aggregate principal amount
2.5% Convertible Second Lien Senior Secured Notes due 2031-R	$203,599,000 aggregate principal amount
7.00%/12.00% Second Lien Senior Secured PIK Toggle Notes due 2031	$296,401,000 aggregate principal amount

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Joint Prepackaged Chapter 11 Plan of Reorganization of Wolfspeed, Inc. and Its Debtor Affiliate (as amended or supplemented, the “Plan of Reorganization”).

Copies to:

Gregor van Issum Chief Financial Officer 4600 Silicon Drive Durham, North Carolina 27703 (Name and Address of Agent for Service)	Tad J. Freese, Esq. Senet S. Bischoff, Esq. Roderick O. Branch, Esq. Richard Kim, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

*

The Co-Applicant listed on the following page is also included in this application. The following direct subsidiary of Wolfspeed, Inc. (the “Company”) is expected to be a guarantor (the “Guarantor” and, together with the Company, the “Applicants”) of the 2.5% Convertible Second Lien Senior Secured Notes due 2031 (the “New 2L Convertible Notes”), the 2.5% Convertible Second Lien Senior Secured Notes due 2031-R (the “New Renesas 2L Takeback Convertible Notes”), and the 7.00%/12.00% Second Lien Senior Secured PIK Toggle Notes due 2031 (the “New 2L Takeback Notes” and collectively with the New 2L Convertible Notes and the New Renesas 2L Takeback Convertible Notes, the “New Notes”) as of the date of issuance of the New Notes and the Applicants are co-applicants on this application.

Table of Co-Applicants

Name of Guarantor

Wolfspeed Texas LLC

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed by the Applicants solely for the purposes of adding the delaying amendment language to the cover page of the Applicants’ Form T-3 filed with the U.S. Securities and Exchange Commission on September 22, 2025. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification (the “Application”). All other information in the Application is unchanged and has been omitted from this Amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Wolfspeed, Inc., a corporation organized and existing under the laws of the State of North Carolina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Durham, State of North Carolina, on the 23rd day of September, 2025.

WOLFSPEED, INC.

By:	/s/ Melissa Garrett
	Name:	Melissa Garrett
	Title:	Senior Vice President - Legal & Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantor has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Durham, and State of North Carolina, on the 23rd day of September, 2025.

WOLFSPEED TEXAS, LLC

By:	/s/ Melissa Garrett
	Name:	Melissa Garrett
	Title:	Secretary